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Exhibit (a)(2)(xliii)

Frequently Asked Questions

        Question:    What is a "tender offer"?

        Answer:    A tender offer is a prospective buyer's "offer", made to a "target" company's shareholders for a limited period of time, to buy their shares for a fixed price. The target company's shareholders may accept this offer by "tendering" their shares—depositing them in escrow with the buyer's agent until the end of the tender offer. If a sufficient number of shares are tendered and the other conditions set by the prospective buyer are either met or validly waived, then the buyer purchases the tendered shares. If the number of shares tendered does not meet the minimum condition of the buyer's offer, there is no sale and the shares are returned to the tendering shareholders.

        Sanofi-Synthélabo's "tender offer" for Aventis shares also is referred to as an "exchange offer" because Sanofi is offering principally Sanofi shares in addition to a cash component in exchange for Aventis shares.

        Question:    What are the terms of the revised Sanofi exchange offer?

        Answer:    Sanofi-Synthelabo S.A. is offering to exchange 1.6667 Sanofi ADRs and the U.S. dollar equivalent of € 20.00 in cash for each Aventis ADR (10 Sanofi ADRs and € 120.00 in cash for every 6 Aventis ADRs), which Sanofi calls the "standard entitlement". Sanofi also is offering an "all stock election" of 2.3478 Sanofi ADRs for each Aventis ADR, and an "all cash election" of the U.S. dollar equivalent of €68.93 for each Aventis ADR. The "all stock" and "all cash" elections are limited, however, by a condition that 71% of all Aventis ADRs tendered must be exchanged for Sanofi ADRs and 29% must be exchanged for cash, which makes it unlikely that all Aventis ADR holders will receive the precise form of consideration they elect.

        Question:    Can I tender shares in my Horizon accounts?

        Answer:    You may tender shares in your Classic Plan account. The financial institution that holds the security interest in your Leveraged Plan shares will make the decision whether to tender shares in your Leveraged Plan account.

        Question:    How do I tender my Classic Plan shares?

        Answer:    There are special instructions for participants who wish to tender Horizon Classic Plan shares.

        You will receive in the mail the same package of tender offer materials other U.S. share/ADR holders receive. These materials include an "ADS Letter of Transmittal", the back cover of which is imprinted with your name and address, the number of Classic Plan shares you own, and a control number.

        If you wish to tender any of your Classic Plan shares, you should complete the ADS Letter of Transmittal as follows:

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  On page 2 of the ADS Letter of Transmittal, in the column titled "Total Number of ADSs Represented by Certificate(s)", enter the number of shares you hold in the Classic Plan (this number is above your name and address on the back cover of the ADS Letter of Transmittal)

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  In the column titled "Number of ADS(s) Tendered", enter the number of Classic Plan shares you wish to tender in the first and last boxes in the column (the box marked "Total ADSs Tendered")

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  Ignore the box on page 3 of the ADS Letter of Transmittal

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  Ignore the "Special Issuance Instructions" and "Special Delivery Instructions" in the boxes at the top of page 8.

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  If you wish to receive payment for your shares in a form other than 71% Sanofi-Aventis shares and 29% cash, complete the "Mix and Match Election" box on page 8.

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  Sign and date at the top of page 9 exactly as your name appears on the back cover of the ADS Letter of Transmittal. Fill in your name and address and your Social Security number where indicated.

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  Ignore the "Guarantee of Signatures" on page 9. It is not necessary for you to have your signature guaranteed.

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  Complete, sign, and date the "Substitute Form W-9" on page 16.

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  Deliver your completed ADS Letter of Transmittal to The Bank of New York following the instructions on the front cover of the ADS Letter of Transmittal.

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  Ignore the gray "Notice of Guaranteed Delivery" form. There is no need to complete and return this form.

        Question:    What are the tax implications of the share exchange on the Classic and Leverage Plans?

        Answer:    The exchange of shares in the Classic Plan constitutes a taxable event. Your taxable income amount will be equal to the excess of (i) the value, on the date the tender offer becomes final, of the Sanofi stock you receive, plus the amount of cash that you receive in the exchange, over (ii) the value of the Classic Plan shares at the end of the Horizon Plan enrollment period. The amount described in (i) above will be reported to you on an IRS Form 1099 that you will receive early in 2005. The amount described in (ii) above is your tax basis in your Classic Plan shares that is calculated by adding together the amount you paid for those shares plus any income that was imputed to you under the terms of the Classic Plan and reported to you on your paycheck stub at the time shares were delivered into your Classic Plan account. (The imputed income per Classic Plan share for each of the three Horizon Plans can be found on the HR website.) You must report this taxable amount on your 2004 federal and state income tax returns.

        There will be no taxable event associated with the exchange of shares in the Leverage Plan.

        Question:    What are the tax implications of choosing one type of share exchange as compared to the others offered?

        Answer:    Regardless of the type of share exchange you choose, under the Classic Plan, you will still owe taxes on your gain. However, two of the share exchanges will release cash to Classic Plan participants, which could be used to help defray the tax obligation.

        If you choose the standard entitlement or the all cash election, Citibank will pay you the amount of cash to which you are entitled. The cash will NOT be held in your account at Citibank for the duration of the holding period. However, Citibank will hold the Sanofi shares you receive in the exchange for the duration of the holding period. If you choose the all share election and receive all Sanofi shares in the exchange, all of your Aventis shares will be exchanged for Sanofi shares. In this event, you will have to pay the taxes owed on this exchange of stock from your own funds. If you choose and receive the standard entitlement of shares and cash (or choose and receive an all cash election), you could use some or all of the cash portion paid to you to assist in satisfying your tax obligation.

        Question:    How does the Sanofi-Synthelabo bid affect my Aventis shares subscribed through the Horizon Plans?

        Answer:    The Sanofi-Synthelabo bid does not constitute an event allowing an early withdrawal. The shares in your Horizon accounts at Citibank continue to be subject to the holding period.

        Question:    What will happen to the shares in my Classic Plan account if I tender and the Sanofi bid is successful?

        Answer:    If the Sanofi bid is successful, your Aventis shares will be exchanged for Sanofi shares and cash in accordance with your choice of exchange terms described above. Any shares you receive will remain in your account until the end of the holding period. Any cash received as part of the exchange would be paid to you by Citibank.

        Question:    What will happen to the shares in my Classic Plan account if the Sanofi bid is not successful?

        Answer:    If the Sanofi bid is not successful, there is no change in the terms and conditions associated with your Classic Plan accounts. Classic Plan Shares continue to be subject to the holding period associated with each Plan.

        Question:    Can I tender shares in my Leverage Plan account?

        Answer:    No, only the financial institution that holds the security interest in your shares can make the decision regarding the offer for Leverage Plan shares.

        Question:    What will happen to the shares in my Leverage Plan account if the financial institution tenders and the Sanofi bid is successful?

        Answer:    If the Sanofi bid is successful, your Aventis shares will be exchanged for Sanofi shares and cash in accordance with the tender offer. Any cash received will be used to purchase additional Sanofi shares. All of these Sanofi shares will remain in your account until the end of the holding period. The Leverage Formula will remain the same, however both the number of options in your account and the initial price will be adjusted based upon the closing price of Sanofi shares on the date when the tender offer becomes final.

        Question:    What will happen to the shares in my Leverage Plan account if the Sanofi bid is not successful?

        Answer:    If the Sanofi bid is not successful, there is no change in the terms and conditions associated with your Leverage Plan accounts. Shares continue to be subject to the holding period associated with each Plan and there is no change to the Leverage Plan Formula associated with each Plan.

        Question:    What would happen to Aventis shares in my Horizon accounts that are not tendered if the Sanofi bid is successful?

        Answer:    That would depend, in part, on the number of shares Sanofi acquired in the offer. Sanofi could provide a subsequent offering period so that remaining Aventis share/ADR holders will have a chance to tender their shares at the same price. Aventis share/ADR holders who do not tender their Aventis shares/ADRs, including Horizon participants, would remain Aventis share/ADR holders. However, if Sanofi acquires more than 95% of all Aventis shares/ADRs, French law would permit Sanofi to force the remaining Aventis share/ADR holders, including Horizon participants, to sell their shares. Additionally, even without acquiring 95% of Aventis' shares/ADRs, Sanofi could cause Aventis to merge into Sanofi, forcing remaining Aventis share/ADR holders to become Sanofi share/ADR holders by operation of law.

        If a sufficiently large number of Aventis shares/ADRs remained outstanding after the tender offer, it is possible that active trading in Aventis shares/ADRs would continue. In that event, Horizon Classic Plan participants could retain their Aventis shares and still have an active market in which to sell the shares after the Horizon holding periods expire.

        Sanofi has not indicated whether U.S. Horizon Classic Plan participants who choose not to tender their shares will be offered any special treatment compared with other non-tendering Aventis share/ADR holders. However, in the case of Aventis stock options and non-U.S. Aventis employee stock plan participants who did not have an opportunity to tender, Sanofi intends to propose mechanisms to permit the exchange of Aventis shares for Sanofi shares at the tender offer "all stock" exchange rate in the event there is no active trading market for Aventis shares/ADRs. It is possible, but not certain, that a similar mechanism will be offered to Horizon Classic Plan participants.

        Question:    If I currently participate in payroll deduction for Horizon 2003, is there any change to my deduction?

        Answer:    No. Your payroll deduction remains unchanged both in the duration and amount of the deduction per pay period.

        Aventis shareholders are advised to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 as filed by Aventis with the U.S. Securities and Exchange Commission (the "SEC"), as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Aventis with the SEC are or will be made available without charge by Aventis and are available without charge from the SEC's website at www.sec.gov.

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